

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2012

Via E-mail
Helaine Kaplan, President
Deutsche Mortgage & Asset Receiving Corporation
60 Wall Street
New York, New York 10005

> **Re: Deutsche Mortgage & Asset Receiving Corporation**
> **Registration Statement on Form S-3**
> **Filed October 11, 2012**
> **File No. 333-184376**

Dear Ms. Kaplan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. We note that you may issue mortgage pass-through certificates under the pending registration statement. Tell us what consideration you have given or will give to the pending case regarding the application of the Trust Indenture Act of 1939 to mortgage-backed certificates and what information you will include in the prospectus supplement as the case progresses. See also the note to Compliance and Disclosure Interpretation 202.01 under the Trust Indenture Act (stating that the staff is considering the interpretation in light of this ruling).

2. We note that the Form of Mortgage Loan Purchase Agreement filed as Exhibit 4.2 to the Form S-3 includes "Waiver of Jury Trial; Consent to Jurisdiction" for, among other things, claims arising out of the agreement. We note a similar provision in the Form of Pooling and Serving Agreement that is filed with the Form S-3 filed on April 15, 2011, which is incorporated by reference into this registration statement. We were unable to find, however,

disclosure about these provisions within the prospectus or prospectus supplement. Please advise or revise.

Prospectus Supplement

General

3. We note your references in the Form of Mortgage Loan Purchase Agreement filed as Exhibit 4.2 to the Form S-3 to a "Certificate Administrator" and an "Operating Advisor," but we were unable to find disclosure in the prospectus supplement regarding the roles and responsibilities of these parties. Please revise your filing to disclose the roles and responsibilities of these entities with respect to the transaction or tell us why it is not appropriate for you to do so.

Review of GACC Mortgage Loans, page 85

Findings and Conclusions, page 86

4. We were unable to find the section "—GACC's Underwriting Standards—Exceptions" that you indicate will provide disclosure regarding any mortgages that were exceptions to GACC's underwriting standards. We note that the section titled "Certain Variances from Underwriting Standards" found on pages 29 and pages 88 may be meant to capture information regarding underwriting exceptions. Please revise your prospectus supplement to indicate where information regarding exceptions to GACC's underwriting standards is located and bracketed disclosure confirming that you will provide the disclosure required by Item 1111(a)(8) of Regulation AB, as applicable.

Representations and Warranties; Repurchase; Substitution, page 175

5. We were unable to locate disclosure in the prospectus supplement for each of the representations and warranties the Mortgage Loan Sellers are making to the Depositors as described in Exhibit D to the Form of Mortgage Loan Purchase Agreement (filed as Exhibit 4.2 to the Form S-3). Please revise this section to provide bracketed disclosure summarizing each of the representations and warranties the Mortgage Loan Sellers are making to the Depositor. See Item 1111(e) of Regulation AB. Also, please provide bracketed disclosure about which of the representations, warranties and remedies in the Mortgage Loan Purchase Agreements that are made by the Mortgage Loan Sellers to the Depositor, will be assigned by the Depositor to the Trustee for the benefit of the Certificateholders.

6. The description of the remedies available for a breach of warranty or representation contained in the Mortgage Loan Purchase Agreement appears to differ from the description of the remedies available for a breach of warranty or representation as contained in the Form of Pooling and Servicing Agreement and the prospectus supplement. Please revise or advise.

Part II Information Not Required in Prospectus

Item 17. Undertakings, page II-3

G. Undertakings in Respect of Information Provided Through the Internet, page II-6

7. We note that you included the undertaking under Item 512(l) of Regulation S-K which addresses the filing of static pool information required by Item 1105 of Regulation AB on an Internet Web site. We note that the accommodation to file the information required by Item 1105 on an Internet Web site only applies for filings with respect to asset-backed securities filed on or before June 30, 2012. See Rule 312 of Regulation S-T. Please revise your registration statement to remove this undertaking or tell us why it is not appropriate for you to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3225 if you have questions.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel

cc: Anna H. Glick
       Cadwalader, Wickersham & Taft LLP